UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

COCA-COLA REFRESHMENTS SAVINGS AND INVESTMENT PLAN

FOR CERTAIN BARGAINING EMPLOYEES

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313

(Address of the plan and address of issuer’s principal executive offices)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Refreshments Savings and Investment Plan

for Certain Bargaining Employees

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Savings and Investment Plan for Certain Bargaining Employees (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2012

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments in Master Trust, at fair value	$12,912,123	$13,193,087
Notes receivable from participants	645,203	683,568
Total assets reflecting all investments at fair value	13,557,326	13,876,655
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(161,493)	(129,013)
Net assets available for benefits	$13,395,833	$13,747,642

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income in Master Trust	$85,974
Interest from Participant loans	28,502
Participant contributions	898,703

Total additions	1,013,179

Deductions from net assets attributed to:
Distributions to Participants	(1,346,458)
Administrative expenses	(18,530)

Total deductions	(1,364,988)

Net decrease in net assets available for benefits	(351,809)

Net assets available for benefits:
Beginning of year	13,747,642
End of year	$13,395,833

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

1. Description of the Plan

The following description of the Coca-Cola Refreshments Savings and Investment Plan for Certain Bargaining Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was formed effective March 4, 1994 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan, sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company, covering certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Mercer HR Services, to provide recordkeeping and administrative services.

Eligibility

Each employee who has completed ninety days of service and is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the calendar quarter coincident with or following employment as an eligible employee) at which time the participant may elect to begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 17% of compensation, as defined in the Plan, subject to the maximum allowed by the Internal Revenue Code (the “Code”). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time. The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2011.  All contributions are invested as directed by participants.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions, rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of the Plan.

Participant Loans

Participants may borrow from their account balances subject to certain limitations.  The following applies to participant loans:

(a)   The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)   The minimum loan amount is $1,000.

(c)   The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly.  The loan’s interest rate is fixed for the life of the loan.

(d)   The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum payment. The amount of distribution under the Plan shall be equal to the participant’s vested interest. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½. Prior to the attainment of age 59½, a withdrawal from these accounts would be available for a financial hardship or from a participant’s rollover source within the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

2. Summary of Significant Accounting Policies, Continued

Valuation of Investments

The Plan participates in the Coca-Cola Refreshments Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by Mercer Trust Company (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.  The Master Trust holds investments in common stock, mutual funds, common trust funds, fully benefit-responsive investment contracts and investments within self-directed brokerage accounts.  See Note 3 regarding disclosures of the investments in the Master Trust.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust

On December 31, 2011, the Plan’s investment in the Master Trust was approximately $12.9 million. The Plan’s interest in the net assets of the Master Trust was 0.8% at December 31, 2011.  This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.  The Plan’s investment in the Master Trust (including investments bought, sold, and held during the year) depreciated in fair value by $65,183 during 2011.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The following table summarizes the net assets of the Master Trust as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Common trust funds	$1,117,398	$806,109
Mutual funds	204,415	377,507
Common stock	22,470	158,667
Self-directed brokerage accounts	19,269	22,049
Stable Value Fund at fair value	259,740	237,174
Investments at fair value	1,623,292	1,601,506
Liability for expenses incurred	(346)	—
Stable Value Fund book valuation adjustment	(12,812)	(10,102)
Master Trust net assets	$1 ,610,134	$1,591,404

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
SSgA S&P 500 Index Fund	$178,370	$412,353
Common stock of Coca-Cola Enterprises, Inc.	*	158,667
JP Morgan Core Bond Fund	*	187,743
Growth Fund of America	*	194,266
Invesco Stable Value Fund	259,740	237,174
JPMorgan SmartRetirement 2015 Fund	82,056	*
JPMorgan SmartRetirement 2020 Fund	173,720	*
JPMorgan SmartRetirement 2025 Fund	180,431	*
JPMorgan SmartRetirement 2030 Fund	165,392	*
JPMorgan SmartRetirement 2035 Fund	102,214	*
JPMorgan SmartRetirement 2040 Fund	90,040	*

* investment not over 5% in the respective year

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The net investment income of the Master Trust for the year ended December 31, 2011 is as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(41,201)
Common stock of Coca-Cola Enterprises, Inc.	23,356
Common stock of The Coca-Cola Company	985
Self-directed brokerage accounts	(1,709)
Common/collective trust funds	7,517
(11,052)
Interest and dividends	16,022
Net investment income	$4,970

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows (in thousands):

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$178,370	$—	$178,370	$—
Mutual funds (B)	159,972	159,972	—	—
Common stock (C)	22,470	22,470	—	—
International equity securities:
Mutual funds (B)	44,442	44,442	—	—
Fixed income securities:
Common trust funds (A)	57,779	—	57,779	—
Other:
Stable Value Fund (D)	259,740	—	259,740	—
Retirement date funds (E)	881,250	—	881,250	—
Self-directed brokerage account investments (F)	19,269	19,269	—	—
	$1,623,292	$246,153	$1,377,139	$—

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(A)

The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)

Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)

The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)

Investments in self-directed accounts consist primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2010, are as follows (in thousands):

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$458,880	$—	$458,880	$—
Mutual funds (B)	263,289	263,289	—	—
Common stock (C)	158,667	158,667	—	—
International equity securities:
Mutual funds (B)	113,189	113,189	—	—
Fixed income securities:
Common trust funds (A)	187,743	—	187,743	—
Mutual funds (B)	1,029	1,029	—	—
Other:
Stable Value Fund (D)	237,174	—	237,174	—
Retirement date funds (E)	159,486	—	159,486	—
Self-directed brokerage account investments (F)	22,049	22,049	—	—
	$1,601,506	$558,223	$1,043,283	$—

(A)                The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)                Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)                Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)                The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)                 Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(F)         Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

Invesco Stable Value Fund

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common trust funds. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates;

•                  The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•                  The investment returns generated by the fixed income investments that back the wrapper contract; and

•                  The duration of the underlying investments backing the wrapper contract.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2011, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.4% and 2.3%  for the years ended December 31, 2011 and 2010, respectively. The crediting interest rate was approximately 2.8% and 3.8% as of December 31, 2011 and 2010, respectively.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2011 and 2010 are as follows:

Fair value of the underlying assets of the wrapper contracts (in thousands):	2011	2010
Short-term investment fund	$12,395	$6,877
Pooled Separate Accounts	45,264	—
Common/collective trust funds	202,081	230,297
Fair value of the wrapper contracts	259,740	237,174
Adjustment from fair value to contract value	(12,812)	(10,102)
Contract value	$246,928	$227,072

Transactions with Parties-in-Interest

Effective August 13, 2010, the CCE Stock Fund (formerly the “Company Stock Fund”, referred to herein as the “CCE Stock Fund”) was frozen; no new contributions or transfers were allowed to the CCE Stock Fund.  Participants that were directing any portion of their contributions or company matching contributions to the CCE Stock Fund were provided the option to direct those contribution amounts to other Plan investment options or have those contributions automatically invested in the SSgA S&P 500 Index Fund.

Effective July 1, 2011, the CCE Stock Fund was closed and any remaining balances in this fund were sold from July 1, 2011 through July 19, 2011 and the proceeds were reinvested in a default investment option of the Plan.  The default investment option is a JPMorgan SmartRetirement Fund based on a participant’s birth date.  Participants were provided notice of the planned liquidation of the CCE Stock Fund in November 2010 and actual liquidation date in April 2011.  Participants were able to make investment transfers from the CCE Stock Fund to another investment option in the Plan prior to July 1, 2011.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Effective April 1, 2011, common stock of The Coca-Cola Company was added to the Master Trust as an additional investment option available to the participating Plans.

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	351	$23,468
Sales	27	$1,778
In-kind distributions	3	$207
Dividends received	N/A	$350

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2011 (in thousands):

	Shares	Fair Value
December 31, 2011	321	$22,470

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises, Inc. (in thousands):

	Shares	Fair Value
Purchases	8	$223
Sales	6,309	$181,203
In-kind distributions	38	$1,043
Dividends received	N/A	$—
Balance as of December 31, 2011	—	$—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

4. Income Tax Status, Continued

required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

6.  Subsequent Events

The Coca-Cola Company amended and restated the Master Trust as of January 1, 2012 to include all qualified defined contribution plans sponsored by the Company and its subsidiaries and renamed the Master Trust to The Coca-Cola Company Master Trust for 401(k) Plans.

Management of the Plan has evaluated material events and transactions that have occurred after the Statement of Net Assets Available for Benefits date and concluded that no additional subsequent events have occurred through the date the financial statements were issued, June 28, 2012, that require adjustment to or disclosure in these financial statements.

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

Notes to Audited Financial Statements

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for plan benefits per the financial statements	$13,395,833	$13,747,642
Deemed distributions	—	(58,419)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	161,493	129,013
Net assets available for plan benefits per Form 5500	$13,557,326	$13,818,236

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2011:

Investment income from Master Trust per financial statements	$85,974
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
Current year	161,493
Prior year	(129,013)
Less: Administrative expenses reported at Master Trust level	(18,530)
Net investment gain (loss) from Master Trust per Form 5500	$99,924

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Distributions to participants per the financial statements	$1,346,458
Less: Deemed distribution fund	(58,419)
Distributions per Form 5500	$1,288,039

Supplemental Schedule

Coca-Cola Refreshments

Savings and Investment Plan

for Certain Bargaining Employees

EIN: 58-0503352    Plan Number: 016

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 8.25%. Maturities through 2026.	$645,203

* Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS SAVINGS AND INVESTMENT PLAN FOR CERTAIN BARGAINING EMPLOYEES
(Name of Plan)

By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date:  June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm